                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                              Polymer Group, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
________________________________________________________________________________
                        (Title of Class of Securities)


                                  731745 10 5
        _______________________________________________________________
                                (CUSIP Number)

                                                   Copy to:
     Jerry Zucker                                  H. Kurt von Moltke
     The InterTech Group, Inc.                     Kirkland & Ellis
     FTG, Inc.                                     200 E. Randolph Drive
     4838 Jenkins Avenue                           Chicago, Illinois 60601
     North Charleston, South Carolina 29405        (312) 861-2000
     (803) 744-5174
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 31, 1997
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

-----------------------                                  ---------------------
  CUSIP NO. 731745105                13D                        PAGE 2
-----------------------        (Amendment No. 1)         ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Jerry Zucker

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  [         ]
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,057,979 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,868,148 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,057,979 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,868,148 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,926,127 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      21.6% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 731745105                13D                        PAGE 3
-----------------------        (Amendment No. 1)         ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      The InterTech Group, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  [         ]
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      South Carolina
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,599,557 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,599,557 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,599,557 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 731745105                13D                        PAGE 4
-----------------------        (Amendment No. 1)         ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      FTG, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  [         ]
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      South Carolina
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            261,651 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             261,651 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      261,651 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Jerry Zucker, InterTech and FTG hereby amend and supplement their Schedule 13D Statement, filed on November 5, 1997 (the "Statement"), relating to the Common Stock of the Issuer. This Amendment No. 1 (the "Amendment") to the Statement is filed to correct the inadvertent omission from the Statement of certain exercisable options held by Mr. Zucker. The options entitle Mr. Zucker to purchase 40,000 shares of Common Stock of the Issuer at a price of $14.25 per share. With the inclusion of these options, Mr. Zucker's beneficial ownership of the Issuer's Common Stock is 21.6% of the total shares outstanding, compared to 21.5% as originally reported in the Statement. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meanings as set forth in the Statement.

Item 2.   Identity and Background.

          Item 2 is hereby amended to incorporate by reference the amended Exhibit A, which is filed as an exhibit to this Amendment

Item 3.   Source and Amount of Funds or Other Consideration.

          Each of the Reporting Persons has been a stockholder of the Issuer since its inception. Pursuant to the recapitalization consummated in connection with the Issuer's initial public offering of Common Stock (the "IPO") on May 9, 1996, the holdings of Mr. Zucker, InterTech and FTG were converted into 1,430,329, 3,599,557 and 261,651 shares of Common Stock, respectively. In connection with ordinary brokerage transactions consummated at various times subsequent to the IPO but prior to October 31, 1997, Mr. Zucker purchased an aggregate of 80,500 shares of Common Stock at prevailing market prices using personal funds. On August 25, 1997, the Issuer issued to Mr. Zucker, under the Issuer's 1996 Key Employee Stock Option Plan, options to purchase 200,000 shares of Common Stock of the Issuer at a purchase price of $14.25 per share. Of those options, the rights to purchase 40,000 shares of Common Stock are currently vested and exercisable. Mr. Zucker's remaining options to purchase 160,000 shares of Common Stock will vest and become exercisable in 40,000 increments on August 25 of 1998, 1999, 2000 and 2001, respectively. Therefore, in accordance with Rule 13d-3(d)(1) under the Exchange Act, Mr. Zucker is not deemed to beneficially own the 160,000 shares of Common Stock underlying the remaining options. On October 31, 1997, Mr. Zucker purchased 1,500,000 shares of Common Stock for $14,250,000. On November 3, 1997, Mr. Zucker purchased 7,150 shares for $71,331. On November 3, 1997 an aggregate of 6,940 shares of Common Stock were purchased by Mr. Zucker's wife and children. The October 31, 1997 and November 3, 1997 transactions were all financed with personal funds of the respective purchasers.

Item 4.   Purpose of Transaction.

          In addition to the shares of Common Stock already held by Mr. Zucker, all of the shares purchased on October 31, 1997 and November 3, 1997 were purchased for investment purposes. Mr. Zucker's options to purchase Common Stock of the Issuer were issued as an incentive for his continuing services as Chairman, President and Chief Executive Officer of the Issuer. The Reporting Persons may acquire additional shares of Common Stock from time to time for investment purposes. The Reporting Persons have no other plans or proposals which would relate to or result in any action described in the instructions to this Item 4.

Item 5.   Interest in Securities of the Issuer.

          (a)  Amount Beneficially Owned:

               Mr. Zucker's beneficial ownership percentage is calculated based on 32,040,000 shares outstanding. The other Reporting Persons' and Mr. Boyd's beneficial ownership percentage are calculated based on 32,000,000 shares outstanding.

                                     Shares Beneficially   Percentage of
                    Name                    Owned              Class
                    ----                    -----              -----
               ----------------------------------------------------------
                Jerry Zucker               6,926,127           21.6%
               ----------------------------------------------------------
                InterTech                  3,599,557           11.2%
               ----------------------------------------------------------
                FTG                          261,651            0.8%
               ----------------------------------------------------------
                James G. Boyd              4,337,979           13.6%
               ----------------------------------------------------------

               The shares of the Issuer's Common Stock reflected above include 3,057,979 shares held by Mr. Zucker, 6,940 shares held by Mr. Zucker's wife and children, 3,599,557 shares held by InterTech, 261,651 shares held by FTG and 476,771 shares held by Mr. Boyd. Mr. Zucker is Chairman, Chief Executive Officer, President, a director and the controlling stockholder of both InterTech and FTG, and as a result, may be deemed to share voting and dispositive power over the shares held by InterTech and FTG. Mr. Boyd is the Executive Vice President, Treasurer, Secretary, a director and a stockholder of both InterTech and FTG, and as a result, may be deemed to share voting and dispositive power over the shares held by InterTech and FTG. Messrs. Zucker and Boyd each expressly disclaim beneficial ownership of the shares held by each other and by InterTech and FTG. Mr. Zucker disclaims beneficial ownership of the shares held by his wife and children.

               As previously noted, the Reporting Persons and certain other shareholders of the Issuer are parties to the Voting Agreement. The Voting Agreement provides that the parties thereto will vote their shares in the same manner with respect to certain issues presented to the Issuer's stockholders, including the election of directors. Collectively, the parties to the Voting Agreement beneficially own 16,347,832, or 51.0%, of the outstanding shares of Common Stock. By virtue of the Voting Agreement, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. Each of the Reporting Persons expressly disclaims beneficial ownership of shares of the Issuer held by the other parties to the Voting Agreement, and disclaims that they have agreed to act as a group in exercising voting or investment power over any securities of the Issuer other than as described in this Statement. Exhibit A, which is incorporated herein by reference, sets forth the following information with respect to each party to the Voting Agreement: (i) name, (ii) address of principal business office, and (iii) the number of shares of Common Stock owned by such party.

               (b)  Number of Shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote:

                          Jerry Zucker     3,057,979
                          InterTech        3,599,557
                          FTG                261,651
                          James G. Boyd      476,771

                    (ii)  Shared power to vote or to direct the vote:

                          Jerry Zucker     3,868,148
                          James G. Boyd    3,861,208

                    (iii) Sole power to dispose or to direct the disposition of:

                          Jerry Zucker     3,057,979
                          InterTech        3,599,557
                          FTG                261,651
                          James G. Boyd      476,771

                    (iv) Shared power to dispose or to direct the disposition of:

                          Jerry Zucker     3,868,148
                          James G. Boyd    3,861,208

               The filing of this Statement shall not be construed as an admission by Mr. Zucker, InterTech, FTG, Mr. Boyd or any party to the Voting Agreement that such person is, for the purpose of
               Section 13(d) or 13(g) of the Exchange Act or for any other purposes, the beneficial owner of any securities covered by this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Reference is made to the information disclosed under Items 2, 3, 4 and 5 of the Statement and this Amendment regarding the Voting Agreement.

Item 7.   Materials to be Filed as Exhibits.

          EXHIBIT A:  Exhibit A is hereby amended to incorporate by reference the information set forth in amended Exhibit A, which is filed herewith.

          EXHIBIT D:  Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, relating to the filing of this Amendment No. 1 to Schedule 13D.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 19, 1997



                              /s/ JERRY ZUCKER
                              -------------------------------------------------
                              Print Name: Jerry Zucker

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 19, 1997


                              The InterTech Group, Inc.


                              By:  /s/ JERRY ZUCKER
                                   --------------------------------------------
                              Print Name: Jerry Zucker
                              Its: Chairman, Chief Executive Officer and
                                   President

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 19, 1997


                              FTG, Inc.


                              By:  /s/ JERRY ZUCKER
                                   --------------------------------------------
                              Print Name: Jerry Zucker
                              Its: Chairman, Chief Executive Officer and
                                   President

                                   Exhibit A

                        Parties to the Voting Agreement
                        -------------------------------

                             Address of Principal          Number of Shares
Name                            Business Office           of Common Stock (a)
----                            ---------------           -------------------

Jerry Zucker              4838 Jenkins Avenue                   3,057,979
                          North Charleston, SC 29405

James G. Boyd             4838 Jenkins Avenue                     476,771
                          North Charleston, SC 29405

The InterTech             4838 Jenkins Avenue                   3,599,557
  Group, Inc.             North Charleston, SC 29405

Golder, Thoma, Cressey    c/o Golder, Thoma, Cressey,           7,109,096
  Fund III, L.P.          Rauner, Inc.
                          6100 Sears Tower
                          Chicago, IL 60606-6402

The Chase Manhattan       One Chase Manhattan Plaza             1,040,000
  Foundation              New York, NY 10081

FTG, Inc.                 4838 Jenkins Avenue                     261,651
                          North Charleston, SC 29405

Leeway & Co.              c/o State Street Bank and               795,838
                          Trust Co.
                          Master Trust Division-Q4W
                          P.O. Box 1992
                          Boston, MA 02110

(a) Share information provided in this Exhibit A is based on the most recent information available to the Reporting Persons through public disclosure or otherwise. Each Reporting Person makes no representations as to the accuracy of information set forth herein other than for itself.

                                   Exhibit D

              SCHEDULE 13D AMENDMENT NO. 1 JOINT FILING AGREEMENT

          The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

          (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and this Amendment No. 1 to Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

          (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                           *     *     *     *     *

Date: November 19, 1997

                              /s/ JERRY ZUCKER
                              -------------------------------------------------
                              Print Name: Jerry Zucker


                              The InterTech Group, Inc.

                              By:  /s/ JERRY ZUCKER
                                   --------------------------------------------
                              Print Name: Jerry Zucker
                              Its: Chairman, Chief Executive Officer and
                                   President


                              FTG, Inc.

                              By:  /s/ JERRY ZUCKER
                                   --------------------------------------------
                              Print Name: Jerry Zucker
                              Its: Chairman, Chief Executive Officer and
                                   President